UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

\X\	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2009, OR

\ \	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below: Procter & Gamble International Stock Ownership Plan, The Procter & Gamble Company, 1 Rue du Pre De La Bichette, P.O. Box 2696, 1211 Geneva 2, Switzerland.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

Item 1.	Audited statements of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

Item 2.	Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

Procter & Gamble
International Stock
Ownership Plan

    Financial Statements as of June 30, 2009
    and 2008, and for the Years Ended
    June 30, 2009, 2008, and 2007, and
    Report of Independent Registered
    Public Accounting Firm

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of June 30, 2009 and 2008	2

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended June 30, 2009, 2008, and 2007	3

Notes to Financial Statements as of June 30, 2009 and 2008, and for the Years Ended June 30, 2009, 2008, and 2007	4-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
The Procter & Gamble Company
Cincinnati, Ohio

We have audited the accompanying statements of net assets available for plan benefits of the Procter & Gamble International Stock Ownership Plan (the “Plan”) as of June 30, 2009 and 2008, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended June 30, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of June 30, 2009 and 2008, and the changes in net assets available for plan benefits for each of the three years in the period ended June 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
September 24, 2009

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF JUNE 30, 2009 AND 2008

	2009	2008

ASSETS:
Cash	$ 521,642	$ 910,223

Investments — at fair value:
The Procter & Gamble Company common stock —
11,909,036 shares (cost $606,780,750) at June 30, 2009;
10,828,274 shares (cost $544,923,156) at June 30, 2008	608,551,740	658,467,313
The J.M. Smucker Company common stock —
23,083 shares (cost $765,371) at June 30, 2009;
26,489 shares (cost $720,090) at June 30, 2008	1,123,223	1,076,500

Total investments	609,674,963	659,543,813

Receivables:
Participant contributions	7,098,238	7,738,162
Employer contributions	3,203,618	3,467,372

Total receivables	10,301,856	11,205,534

Total assets	620,498,461	671,659,570

LIABILITY- Benefits payable	286,582	487,215

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$ 620,211,879	$ 671,172,355

See notes to financial statements.

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED JUNE 30, 2009, 2008, AND 2007

	2009	2008	2007

ADDITIONS:
Contributions:
Participant contributions	$ 79,067,061	$ 79,563,198	$ 49,280,390
Employer contributions	37,448,405	37,171,944	20,902,651

Total contributions	116,515,466	116,735,142	70,183,041

Investment (loss) income:
(Decrease) increase in unrealized appreciation of investments	(111,771,725)	(44,904,283)	32,163,297
Realized gain from The Procter & Gamble Company common stock sold	4,074,593	32,334,250	18,187,606
Realized gain from The J.M. Smucker Company common stock sold	74,057	141,061	202,247
Dividends from The Procter & Gamble Company common stock	14,904,501	11,731,434	9,293,225
Dividends from The J.M. Smucker Company common stock	127,726	28,059	23,432

Net investment (loss) income	(92,590,848)	(669,479)	59,869,807

Net additions	23,924,618	116,065,663	130,052,848

DEDUCTION — Benefits paid to participants	(74,885,094)	(87,819,485)	(64,317,516)

TRANSFER IN FROM GILLETTE COMPANY GLOBAL
EMPLOYEE STOCK OWNERSHIP PLAN	0	43,568,828	8,385,432

NET (DECREASE) INCREASE	(50,960,476)	71,815,006	74,120,764

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	671,172,355	599,357,349	525,236,585

End of year	$ 620,211,879	$ 671,172,355	$ 599,357,349

See notes to financial statements.

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2009 AND 2008, AND FOR THE YEARS ENDED JUNE 30, 2009, 2008, AND 2007

1.	DESCRIPTION OF THE PLAN

The following description of the Procter & Gamble International Stock Ownership Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document and their country’s Plan Supplement for more complete information.

General — The Plan is a defined contribution plan established in June of 1992 covering substantially all full-time international employees of The Procter & Gamble Company (the “Company”) and certain of its subsidiaries who are not residents of the United States of America. Generally, participation varies by subsidiary or country and eligibility can begin immediately after employment and at various milestones up to one year. The Board of Directors of the Company controls and manages the operation and administration of the Plan. The Dexia Banque Internationale a Luxembourg served as the sole trustee of the Plan through March 31, 2007. Effective March 31, 2007, Merrill Lynch and Dexia Banque Internationale a Luxembourg served as trustees of the Plan. Effective March 1, 2008, Merrill Lynch serves as a sole trustee of the Plan. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), the rules and regulations of the U.S. Department of Labor, nor is it subject to U.S. income taxation (Note 6). Effective April 1, 2007, the Plan changed its recordkeeper from Buck Consultants, LLC to the Company.

On January 27, 2005, and in connection with the Company’s acquisition of The Gillette Company (“Gillette”), the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Gillette providing that, upon the terms and subject to the conditions set forth in the Merger Agreement, the Gillette Company Global Employee Stock Ownership Plan (GESOP) would merge with and into the Plan.

GESOP participants began merging into the Plan effective July 1, 2006. The merger was occurring in phases by country and was completed in 2008.

Contributions — Each year, participants may contribute up to 15% of their base compensation, as defined in the Plan. The Company contributes 50% of the first 5% of the base compensation that a participant contributes to the Plan. However, participants in their initial year of eligibility receive a 100% Company contribution on the first 1% of the base compensation that the participant contributes to the Plan. Participants may be permitted to contribute a “Special Additional Deposit” as a lump sum payment.

Non cash employer contributions consisting of Company common stock recorded at fair value were $1,558,075 for the year ended June 30, 2007. There were no non cash employer contributions for the years ended June 30, 2009, and 2008, respectively.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, allocations of Company discretionary contributions, if any, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants are only permitted to invest in Company common stock. Prior to April 1, 2007, all employee and Company contributions were converted into U.S. dollars and then invested in shares of Company common stock on the 18th day of each month (or the first business day immediately following the 18th). After April 1, 2007, all employee and Company contributions are converted into U.S. dollars and then invested in shares of Company stock when funds are delivered to the custodian. Prior to April 1, 2007, sales of Company common stock occurred once per week and were subsequently converted into the applicable local currencies, where required, for payment to employees. After April 1, 2007, sales of Company stock may occur daily. Any dividends on shares of Company common stock are invested in additional shares of Company common stock.

In May of 2002, the Jif peanut butter and Crisco shortening brands were spun-off to the Company’s shareholders and subsequently merged into The J.M. Smucker Company (“Smucker”). As a result of the spin-off, participants holding Company common stock received one share of Smucker stock for each fifty shares of Company common stock. The cost basis of Company common stock prior to the Smucker spin-off was allocated between Company common stock held and the Smucker common stock received. Participants are not permitted to purchase additional shares of Smucker stock within the Plan.

Vesting — Participants are fully vested in all shares of common stock credited to their accounts under the Plan.

Payment of Benefits — Prior to April 1, 2007, participants could have withdrawn any portion of their contributions made in excess of 5% of their base compensation at any time during the year, with only two withdrawals permitted per year. After April 1, 2007, participants may withdraw any portion of their contributions in excess of 5% of their base compensation, at any time during the year. Contributions made up to 5% of base compensation and Company matches are available to be withdrawn without penalty five years after the year in which the contributions are made. If a participant withdraws these funds prior to the completion of five years, the Company will suspend matching of employee contributions for one year.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

The Plan invests in common stock of the Company and Smucker which represents a concentration in investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments in common stock are stated at fair value. Quoted market prices are used to value these investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Recent Accounting Pronouncements—The financial statements reflect the adoption of Statement of Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. SFAS No. 157 established a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement. There was no impact of adopting the statement on the Plan’s net assets available for benefits or the changes in net assets available for benefits.

In accordance with SFAS No. 157, the Plan classifies the investments into Level 1, which refers to securities traded in an active market, Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available or Level 1 securities where there is a contractual restriction, and Level 3, which refers to securities not traded in an active market and for which no significant observable market inputs are available.

As required by SFAS No. 157, at June 30, 2009, the Plan’s portfolio investments were classified as follows:

	Level 1	Level 2	Level 3	Total

Common Stock	$ 609,674,963	$ -	$ -	$ 609,674,963

Total portfolio investments	$ 609,674,963	$ -	$ -	$ 609,674,963

Cash — Amounts shown as cash are uninvested funds held by the trustee that are to be invested daily in Company common stock.

Administrative Expenses — Administrative expenses (i.e., investment management and record keeping expenses) of the Plan are paid by the Company as provided in the Plan Document. Brokerage commissions are paid by the participant, and other costs related to the purchase or sale of shares are reflected in the price of the shares and borne by the participant.

Payment of Benefits — Benefit payments to participants are recorded when participants elect to withdraw. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $286,582 and $487,215 at June 30, 2009, and 2008, respectively.

Subsequent Events - For the year ended June 30, 2009, the Company has evaluated subsequent events for potential recognition and disclosure through September 24, 2009, the date of financial statement issuance.

3.	INVESTMENTS

The investments held by the Plan as of June 30, 2009, 2008, and 2007, and the unrealized (depreciation) appreciation for the years ended June 30, 2009, 2008, and 2007, were as follows:

	2009	2008	2007

Number of shares	11,932,119	10,854,763	9,714,853

Cost	$ 607,546,121	$ 545,643,246	$ 435,724,272
Market value	609,674,963	659,543,813	594,529,122

Unrealized appreciation (depreciation)	$ 2,128,842	$ 113,900,567	$ 158,804,850

(Decrease) increase in unrealized
appreciation	$ (111,771,725)	$ (44,904,283)	$ 32,163,297

    The realized gain on sales of Company common stock for the years ended June 30, 2009, 2008, and 2007, was determined as follows:

	2009	2008	2007

Proceeds on sales of shares	$ 74,929,225	$ 87,079,553	$ 65,628,038
Cost	70,854,632	54,745,303	47,440,432

Realized gain	$ 4,074,593	$ 32,334,250	$ 18,187,606

The realized gain on sales of Smucker common stock for the years ended June 30, 2009, 2008, and 2007, was determined as follows:

	2009	2008	2007

Proceeds on sales of shares	$ 156,503	$ 252,717	$ 309,273
Cost	82,446	111,656	107,026

Realized gain	$ 74,057	$ 141,061	$ 202,247

4.	RELATED-PARTY TRANSACTIONS

At June 30, 2009 and 2008, the Plan held 11,909,036 and 10,828,274 shares, respectively, of Company common stock with a cost basis of $606,780,750 and $544,923,156, respectively. During the years ended June 30, 2009, 2008, and 2007, the Company contributed $37,448,405, $37,171,944, and $20,902,651, respectively, to the Plan on behalf of participating employees.

During the years ended June 30, 2009, 2008, and 2007, the Plan recorded dividend income from Company common stock of $14,904,501, $11,731,434, and $9,293,225, respectively.

   During the years ended June 30, 2009, 2008, and 2007, the Plan’s investment in Company common stock, including gains and losses on investments bought and sold as well as held during the year, (depreciated) appreciated in value by $(107,826,302), $(11,738,512), and
         $49,930,022, respectively.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan agreement.

6.	FEDERAL INCOME TAX STATUS

The Plan is not qualified under Section 401(a) of the Internal Revenue Code, and is exempt from the provisions of Title I of ERISA pursuant to Section 4(b)(4) thereof. The Company believes that the trustee should be viewed as a direct custodian, and that, for U.S. tax purposes, the participating employees should be treated as the owners of the shares of Company common stock held for their account under the Plan.

Plan management believes that the participating employees should be treated as the beneficial owners of the shares of Company and Smucker common stock held for their account under the Plan for U.S. tax purposes and that, subject to certain procedural conditions, the information provided by the employees may be relied upon in determining the applicable U.S. tax withholding rate on dividends paid by the Company with respect to these shares.

******

THE PLAN. Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized on September 24, 2009.

Procter & Gamble
International Stock Ownership Plan

By: /s/ Judy Virzi
Judy Virzi
Manager
Stock Plan Administer

EXHIBIT INDEX

Exhibit Number                                                                                                                                   Page No.
   23             Consent of Deloitte & Touche LLP                                                    10

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-108997, 333-44034, and 33-47656 on
Form S-8 of our report dated September 24, 2009, appearing in this Annual Report on Form 11-K of the Procter & Gamble

International Stock Ownership Plan for the year ended June 30, 2009.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Cincinnati, Ohio
September 24, 2009